Exhibit 12.1
CHC Group Ltd.
Ratio of Earnings to Fixed Charges (Dollars in thousands)

	2011		2012		2013		2014		2015
Fixed Charges:
Interest, including amortization of deferred financing charges, discounts and other charges	$153,389		$132,871		$150,151		$187,250		$167,421
Interest portion of rental payments	77,273		81,084		94,403		136,086		178,334
Redeemable convertible preferred share dividends	—		—		—		—		23,529
Total fixed charges	$230,662		$213,955		$244,554		$323,336		$369,284
Loss from continuing operations before income taxes and earnings from equity accounted investees, plus distributed income from equity investees less capitalized interest	(98,918)		(34,732)		(65,731)		(145,009)		(777,217)
Add: fixed charges (calculated above)	230,662		213,955		244,554		323,336		369,284
Subtract: Redeemable convertible preferred share dividends (shown above)	—		—		—		—		(23,529)
Earnings available to cover fixed charges	$131,744		$179,223		$178,823		$178,327		$(431,462)
Ratio of earnings to fixed charges	—	(1)	—	(2)	—	(3)	—	(4)	—	(5)

1.	Earnings were insufficient to cover fixed charges by $98.9 million for the year ended April 30, 2011.

2.	Earnings were insufficient to cover fixed charges by $34.7 million for the year ended April 30, 2012.

3.	Earnings were insufficient to cover fixed charges by $65.7 million for the year ended April 30, 2013.

4.	Earnings were insufficient to cover fixed charges by $145.0 million for the year ended April 30, 2014.

5.
Earnings were insufficient to cover fixed charges by $777.2 million for the year ended April 30, 2015. This was primarily the result of a loss from charges for the impairment of goodwill and assets held for use.